

hannover **re**

02042583

SUPPL

VIA COURIER
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Hannover Rückversicherungs-AG
Rule 12g3 - 2 (b) under the Securities
Exchange Act of 1934 -
File No. 82-4627

July 9, 2002

PROCESSED
JUL 23 2002
THOMSON FINANCIAL

Ladies and Gentlemen:

Reference is made to file no. 82-4627 and the exemption granted to Hannover Rückversicherungs-AG in connection with an American Depositary Receipt program.

In compliance with its duty to furnish to the Security and Exchange Commission the information as described in clauses (a), (b) and (c) of sub-paragraph (b) (1) (i) of Rule 12g3-2 after such information is made or is required to be made public by the company, Hannover Rückversicherungs-AG herewith submits a German and English version of our latest Newsletter: Hannover Re implements Stock Split 3:1.

Please contact the right undersigned by calling +49-511-5604-1729 if you have any questions or comments regarding the foregoing.

Best regards,

Dr. Lutz Köhler

Iris Garbers

Enclosures


SEC MAIL PROCESSING
RECEIVED
JUL 11 2002
WASH, D.C.
155
SECTION

Hannover Rückversicherungs-AG

P.O. Box 61 03 69
30603 Hannover, Germany
Karl-Wiechert-Allee 50
30625 Hannover, Germany
Telephone +49/511/56 04-0
Fax +49/511/56 04-11 88
www.hannover-re.com

hannover **re**

NEWSLETTER

The Hannover Re NewsLetter *serves to provide institutional investors, financial analysts and journalists with background information on developments in the world of reinsurance including severe loss events, as well as to share new developments at Hannover Re.*

Hannover Re implements Stock Split 3:1

Hannover, 9 July 2002: At our Annual General Meeting on 24 May 2002 it was decided by a large majority to increase the capital stock of Hannover Re out of company funds and implement a stock split in a ratio of 3:1.

The stock split will serve to substantially reduce the market price of a single share, thereby rendering the share more accessible to a broader range of investors. This, in turn, will increase the share's liquidity and stimulate demand.

It is envisaged that the measure will be executed on 12 July 2002 after the close of trading. Listing "ex-split" in official stock market trading will commence on 15 July 2002. From this date onwards trading in the company's existing shares will cease, however the security identification number will remain 840 221.

For further information, please contact Lutz Köhler (tel. +49/511/56 04-15 00; fax +49/511/56 04-16 48, e-mail lutz.koehler@hannover-re.com).

Hannover Re, *with gross premiums of approx. EUR 12 bn., is the fifth-largest reinsurer in the world. It transacts all lines of property/casualty, life/health, financial/finite-risk reinsurance as well as program business and maintains business relations with more than 2,000 insurance companies in over 100 countries. Its world-wide network consists of more than 100 subsidiaries, branch and representative offices in 19 countries. The American rating agencies Standard & Poor's and A.M. Best have awarded Hannover Re their second-highest rating of AA ("Very Strong") and A+ ("Superior"), respectively.*


SEC MAIL PROCESSING
RECEIVED
JUL 11 2002
WASH. D.C.
155
SECTION

hannover **rück**

INFOBRIEF

Der InfoBrief ist *ein Medium, mit dem die Hannover Rück institutionellen Anlegern sowie Finanzanalysten und -journalisten in unregelmäßigen Abständen Hintergrundinformationen zu Entwicklungen der Branche und zu außergewöhnlichen Schadenereignissen vermittelt und über Neues aus dem Hause der Hannover Rück berichtet.*

Aktiensplitt der Hannover Rück 1:3

Hannover, 9. Juli 2002: Auf unserer Hauptversammlung am 24. Mai 2002 wurde mit großer Mehrheit beschlossen, das Grundkapital der Hannover Rück aus Gesellschaftsmitteln zu erhöhen und einen Aktiensplitt im Verhältnis 1:3 durchzuführen.

Der Aktiensplitt wird dazu führen, dass der Börsenpreis für eine Aktie erheblich reduziert und die Aktie damit „leichter" wird. Dadurch soll die Liquidität der Aktie erhöht und die Nachfrage gestärkt werden.

Die Aufnahme der Notierung „ex Split" im amtlichen Handel der Börsen erfolgt erstmals am 15. Juli 2002. Von diesem Zeitpunkt an wird der Handel der bisherigen Aktien der Gesellschaft eingestellt, die Wertpapier-Kenn-Nummer 840 221 bleibt jedoch bestehen.

Für weitere Informationen wenden Sie sich bitte an Dr. Lutz Köhler (Tel. 05 11/ 56 04-15 00, Fax 05 11/ 56 04-16 48, E-Mail lutz.koehler@hannover-re.com).

Die Hannover Rück *ist mit einem Prämienvolumen von rund 12 Mrd. EUR der fünftgrößte Rückversicherer der Welt. Sie betreibt alle Sparten der Schaden-, Personen- und Finanz-Rückversicherung sowie US-amerikanisches Programm-Geschäft und unterhält Rückversicherungsbeziehungen mit rund 2.000 Versicherungsgesellschaften in mehr als 100 Ländern. Ihre weltweite Infrastruktur besteht aus über 100 Tochter- und Beteiligungsgesellschaften, Niederlassungen und Repräsentanzen in 19 Ländern. Das Deutschland-Geschäft der Gruppe wird von der Tochtergesellschaft E+S Rück betrieben. Die amerikanischen Rating-Agenturen Standard & Poor's und A.M. Best haben sowohl Hannover Rück als auch E+S Rück das jeweils zweithöchste Rating AA ("Very Strong") bzw. A+ ("Superior") zuerkannt.*

